COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR APRIL 2023

PANAMA CITY, May 9, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for April 2023:

Operating Data	April	April	% Change
	2023	2022
Copa Holdings (Consolidated)
ASM (mm) (1)	2,208.7	1,920.1	15.0%
RPM (mm) (2)	1,884.4	1,629.6	15.6%
Load Factor (3)	85.3%	84.9%	0.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

Please note that our traffic releases will once again compare Copa Holdings' monthly figures to the same period in the prior year (in this case, 2022) instead of comparing them to 2019.

For the month of April 2023, Copa Holdings' capacity (ASMs) increased 15.0%, while system-wide passenger traffic (RPMs) increased 15.6%, compared to 2022. As a result, system load factor for the month was 85.3%, 0.4 percentage points higher than April 2022.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

PRESS RELEASE CONTACT:
Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774